Integral Technologies, Inc.

EXHIBIT 21.4

LIST OF SUBSIDIARIES

1.            Antek Wireless, Inc., a wholly-owned subsidiary of the Registrant, was incorporated in the State of Delaware on November 2, 1999.

3.            Integral Vision Systems Inc., a wholly owned subsidiary, was incorporated in the State of West Virginia on January 20, 1994. The Registrant acquired a 100% equity interest in Integral Vision in March 1997.

4.            ElectriPlast Corp., a wholly-owned subsidiary of the Registrant, was incorporated in the State of Delaware on February 16, 2001.

5.            Integral Technologies Asia, Inc. a wholly owned subsidiary of the registrant was incorporated in South Korea on February 19, 2014.

6.            Integral Operating, LLC, a wholly owned subsidiary of the registrant was incorporated in Washington on December 9, 2013.